# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Holdings Corp, CIK 0001871130
CUSIP: 11259V106
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 03/27/2026
Amends the filing with accession number 0001104659-26-004649
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, 416-363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,186,491; sole dispositive power 0; shared dispositive power 68,186,491; aggregate amount beneficially owned 68,186,491 (100% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount for Brookfield Corporation ("BN") includes 68,186,491 class A exchangeable subordinate voting shares (the "BBHC exchangeable shares") of Brookfield Business Holdings Corporation, formerly known as Brookfield Business Corporation prior to the Arrangement (as defined herein) (the "Issuer" or "BBHC"), beneficially owned by Brookfield Business Corporation (formerly 1559985 B.C. Ltd. prior to the Arrangement) ("BBUC").
- BROOKFIELD BUSINESS CORPORATION (CIK 0001654795): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,186,491; sole dispositive power 0; shared dispositive power 68,186,491; aggregate amount beneficially owned 68,186,491 (100% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 68,186,491 BBHC exchangeable shares beneficially owned by BBUC.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,186,491; sole dispositive power 0; shared dispositive power 68,186,491; aggregate amount beneficially owned 68,186,491 (100% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 68,186,491 BBHC exchangeable shares beneficially owned by BBUC.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROOKFIELD BUSINESS PARTNERS LP: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Row 13 above, Brookfield Business Partners L.P. ("BBU") and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.
- BROOKFIELD BUSINESS PARTNERS LIMITED: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Row 13 above, Brookfield Business Partners Limited is the general partner of BBU. BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Name of issuer: Brookfield Business Holdings Corp
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, NEW YORK, New York (NY), 10281
Comment:
Explanatory Note

This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Schedule 13D originally filed on March 24, 2022 (and as amended through Amendment No. 5 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 6.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars and "C$" are to Canadian dollars.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 6.

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(f) of the original Schedule 13D are hereby supplemented as follows:

BBUC shall be deemed a "Reporting Person" for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a 'group' within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of BBUC is 225 Liberty Street, 8th Floor, New York, NY 10281.
Present principal occupation or employment: BBUC is a corporation organized under the laws of British Columbia, Canada. The principal business of BBUC is to serve as BN's primary public vehicle to own and operate business services and industrial operations on a global basis.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship: Schedule I sets forth the names of directors and executive officers (to be included as Scheduled Persons) of BBUC and their respective principal occupations, addresses and citizenships.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On March 27, 2026, BBUC (formerly 1559985 B.C. Ltd.) completed the previously announced plan of arrangement (the "Arrangement") pursuant to which, among other things, (i) all limited partnership units ("BBU Units") of BBU, BBHC exchangeable shares and redemption-exchange units ("REUs") of Brookfield Business L.P. ("Holding LP") were exchanged for newly issued class A subordinate voting shares of BBUC ("BBUC Class A Shares") on a one-for-one basis, (ii) the special limited partnership units of Holding LP, which were held by a subsidiary of Brookfield Asset Management Ltd., were exchanged for special non-voting incentive shares of BBUC ("Special Shares") on a one-for-one basis, (iii) BN exchanged its share of Brookfield Business Partners Limited, the general partner of BBU, for class B multiple voting shares of BBUC ("Class B Shares"), (iv) BBHC (formerly Brookfield Business Corporation) was renamed "Brookfield Business Holdings Corporation", (v) BBUC was renamed "Brookfield Business Corporation", and (vi) the BBUC Class A Shares will be listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BBUC" (the ticker symbol previously used for the BBHC exchangeable shares).

Following completion of the Arrangement, BN, Brookfield Wealth Solutions Ltd. (a paired entity to BN) ("BNT"), and their respective subsidiaries own 142,749,301 BBUC Class A Shares, representing 69.0% of the issued and outstanding BBUC Class A Shares, 4 Class B Shares, representing 100% of the issued and outstanding Class B Shares, and 4 Special Shares, representing 100% of the issued and outstanding Special Shares.

A Schedule 13D with respect to BBUC Class A Shares has been filed concurrently with this Amendment No. 6.

Upon completion of the Arrangement, the Issuer became a subsidiary of BBUC. In connection with the closing of the Arrangement, the BBHC exchangeable shares will be delisted from the New York Stock Exchange, and the Issuer intends to file with the U.S. Securities and Exchange Commission a certification and notice on Form 15 with respect to the BBHC exchangeable shares after the delisting and deregistration under Section 12(b) of the Act becomes effective. Once the Form 15 becomes effective, the Reporting Persons' reporting obligations with respect to the BBHC exchangeable shares under Section 13(d) of the Act will cease.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares outstanding immediately prior to the Arrangement.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby supplemented as follows:

From March 25 until March 26, 2026, BN purchased in open market transactions through the facilities of the New York Stock Exchange and Toronto Stock Exchange an aggregate of 98,336 BBHC exchangeable shares at average prices ranging from $32.0800 (C$44.2736 converted to U.S. dollars at the Bank of Canada daily exchange rate of $1.00 = C$1.3801 on March 25, 2026) to $33.1627 (C$45.9104 converted to U.S. dollars at the Bank of Canada daily exchange rate of $1.00 = C$1.3844 on March 26, 2026) per BBHC exchangeable share in accordance terms of the Issuer's previously announced normal course issuer bid.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of Schedule 13D is hereby supplemented as follows:

On March 27, 2026, BPEG BN Holdings LP ceased to be a beneficial owner of more than five percent of the BBU Units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 6 is hereby incorporated by reference.

Upon completion of the Arrangement, the registration rights agreement dated March 15, 2022 between BBU, BBHC and BN and the amended and restated rights agreement dated December 23, 2024 between BN and Wilmington Trust, National Association was automatically terminated.

Upon completion of the Arrangement, the voting agreement dated September 26, 2024 between BN and BNT in respect of the BBHC exchangeable shares was amended to provide that all decisions to be made with respect to the voting of the BBUC Class A Shares held by subsidiaries of BNT will be made jointly by mutual agreement of the applicable BNT subsidiary and BN, other than with respect to any BBUC Class A Shares subject to financing arrangements between the applicable BNT subsidiary and wholly-owned subsidiaries of BN.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the original Schedule 13D is hereby supplemented as follows:

Exhibit 99.1 Joint Filing Agreement.

Exhibit 99.2 Schedule I.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (03/30/2026)
- BROOKFIELD BUSINESS CORPORATION: /s/ A.J. Silber, A.J. Silber, Managing Director and Corporate Secretary (03/30/2026)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (03/30/2026)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (03/30/2026)
- BROOKFIELD BUSINESS PARTNERS LP: /s/ Jane Sheere, Jane Sheere, Secretary, BROOKFIELD BUSINESS PARTNERS LIMITED, general partner of BROOKFIELD BUSINESS PARTNERS L.P. (03/30/2026)
- BROOKFIELD BUSINESS PARTNERS LIMITED: /s/ Jane Sheere, Jane Sheere, Secretary (03/30/2026)